SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07020207

SEC MAIL PROCESSING
RECEIVED
JAN 05 2007
WASH, D.C. 161 SECTION

Date
December 21, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 14, 2006.

SUPPL

Best regards,

Skanska AB

PROCESSED
JAN 11 2007
THOMSON FINANCIAL

Marianne Bergström

Published	Item	Document name	Required by
December 14, 2006	Press Release	Skanska to build hotel and casino in Detroit for USD 62.5 M, about SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

December 14, 2006

Skanska to build hotel and casino in Detroit for USD 62.5 M, about SEK 460 M

Skanska has been named construction manager for a new hotel and casino in Detroit, Michigan in the US. Skanska's share of the contract amount is USD 62.5 M, about SEK 460 M, which will be included in order bookings for the fourth quarter. The customer is Greektown Hotel and Casino.

The project involves an addition to the Greektown Casino in central Detroit, including a new 30-story, 400-room hotel, a 3,700-square-meter addition to the existing casino and a 2,800-vehicle parking deck.

The total project amount is USD 188 M, about SEK 1.4 billion, of which Skanska's share is 50 percent. The remaining portions were included in order bookings in 2004 and earlier this year.

Skanska is carrying out the project in a joint venture with Jenkins Construction, the local construction company.

The project is scheduled for completion in late 2008. The casino will remain operational during construction.

Greektown Casino is a Native American Casino in Detroit, Michigan and is open daily 24 hours since first opening in 2000. Prior to the announced expansion, the 7,000-square-meter casino features 2,400 slots and eighty table games.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of US industries, including life sciences, healthcare, education, high-tech, aviation, transportation, sports and entertainment. Skanska USA Building also provides pharmaceutical validation services to clients. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. The company reported sales in 2005 of about SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
December 21, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 21, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	**Item**	**Document name**	**Required by**
December 21, 2006	Press Release	Skanska secures two expressway assignments in Norway worth a total of SEK 780 million	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

December 21, 2006

Skanska secures two expressway assignments in Norway worth a total of SEK 780 million

Skanska has secured two contracts to upgrade sections of the E18 highway at Sandefjord in southern Norway to expressway standard. The contracts are worth NOK 455 million, approximately SEK 520 million, and NOK 225 million, approximately SEK 260 million, respectively. Both of the order amounts will be included in order bookings for the fourth quarter. The client is Statens Vegvesen, the Norwegian Road Administration.

The larger assignment is for the construction of a 6.5-kilometer four-lane section of expressway on the E18 between Sandefjord and Larvik, about 100 kilometers south of Oslo. The project includes six bridges, a small rock tunnel and 2.7 kilometers of connecting roads. Work will commence immediately and is scheduled for completion in July 2009.

The second project on the E18 is for the construction of a 1.6-kilometer section of expressway, three bridges and 1.4 kilometers of connecting roads.

Skanska Norway focuses on construction and civil engineering operations. The unit has approximately 4,400 employees, and had revenues totaling about SEK 10.5 billion in 2005. In Norway, Skanska is also active in the development of residential projects and in Public Private Partnership (PPP) projects.

For further information please contact:

Geir Linge, Head of Communications, Skanska Norway,
tel +47 4000 6400
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.